Exhibit 99.3

Vicinity Motor Corp. Announces At-the-Market Equity Program

VANCOUVER, BC - August 27, 2021 - Vicinity Motor Corp. (TSXV:VMC)(NASDAQ:VEV)(FRA:6LG)(“Vicinity Motor” or the “Company”), a leading supplier of electric, CNG and clean diesel vehicles, today announced that it has entered into an equity distribution agreement dated August 27, 2021 with B. Riley Securities, Inc. on behalf of itself and co-sales agent Spartan Capital Securities, LLC, whereby the Company may, at its discretion and from-time-to-time, sell up to US$50 million of common shares using “at-the-market” distributions.

The sale of the Common Shares (the “ATM Program”) is being made by way of a prospectus supplement dated August 27, 2021, covering the sale of up to US$50 million of Common Shares (the “Prospectus Supplement”), to the Company’s existing U.S. registration statement on Form F-10 dated August 17, 2021 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated April 19, 2021. Copies of the Prospectus Supplement and accompanying Base Shelf Prospectus may be obtained by contacting B. Riley Securities by phone at (703) 312-9580, or by emailing prospectuses@brileyfin.com. The Prospectus Supplement and the Registration Statement are also available on the SEC’s website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

Sales under the ATM Program will be commenced at the Company’s discretion, and the net proceeds of any sales are expected to be used for general corporate purposes, including new product development and certifications, new product demonstration models, expansion of production capacity and general working capital. The Company has no obligation to sell any common shares pursuant to the ATM program.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. “At the market” distributions will be as defined in the Canadian Securities Administrators’ National Instrument 44-102 - Shelf Distributions, including sales made directly on the Nasdaq Capital Market (“Nasdaq”), or any other recognized trading market upon which the Common Shares are listed or quoted in the United States. No offers or sales of Common Shares will be made in Canada on the TSX Venture Exchange (the “TSXV”) or other trading markets in Canada.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a market segment leadership position in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility being built in Washington state. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Information”). Forward-Looking Information includes, but is not limited to, information with respect to the sale of Common Shares by the Company pursuant to the ATM Program and the expected use of proceeds received from the ATM Program by the Company.

The use of words such as “budget”, “intend”, “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “estimate” and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions “may” or “will” occur, are intended to identify Forward-Looking Information and are based on Vicinity Motor’s current beliefs or assumptions as to the outcome and timing of such future events, including, but not limited to, that the Company makes sales of Common Shares pursuant to the ATM Program and employs the proceeds therefrom as currently expected. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward-Looking Information. Certain of these risks and uncertainties are described in the Prospectus Supplement, the Registration Statement and the Base Shelf Prospectus, as well as in the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward-Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and Vicinity Motor is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.